EXHIBIT 99.5

CORDOVACANN SIGNS LOI TO ENTER NEVADA

TORONTO, ONTARIO, February 2, 2018 – CordovaCann Corp. (OTCQB: LVRLF) (“CordovaCann” or the “Company”) is pleased to announce that it has entered into a letter of intent (the “LOI”) with a Nevada-licensed medical marijuana establishment (the “MME”) to license certain cannabis-related technology and intellectual property of the Company and to provide equipment financing, growth capital and management advisory services.

Under the terms of the LOI, the Company will license to the MME its portfolio of brands, standard operating procedures and other intellectual property for the purposes of manufacturing, packaging and distributing THC-based products in the State of Nevada. As consideration for the license, the Company would receive royalty-based revenue on a monthly basis. Furthermore, the Company and the MME are in discussions to advance the MME’s operations by providing management advisory services and ancillary equipment financing and capital for expansion plans and general working capital. It is expected that the parties will enter into definitive agreements prior to February 19, 2018 and are targeting a formal launch in the Nevada market in the second half of 2018.

“This is a significant opportunity for CordovaCann as the Nevada market provides another key state in our portfolio,” stated Mr. Taz Turner, Chief Executive Officer of the Company. He added, “We expect Nevada to be a key driver of growth for the Company given it is a more nascent market relative to other jurisdictions.”

About CordovaCann Corp.
CordovaCann Corp. (formerly LiveReel Media Corp.) is a Canadian-domiciled company focused on building a leading diversified cannabis company. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements
Note: This press release contains “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or that the company will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management’s ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the company’s ability to retain key management and employees; intense competition and the company’s ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company’s public filing on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this release. For further information regarding risks and uncertainties associated with the Company’s business, please refer to the risks and uncertainties detailed from time to time in the Company’s EDGAR and SEDAR filings.

The press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Company securities in any state in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Contact:
Taz Turner
Chief Executive Officer
T: (917) 843-2169
E: taz@cordovacann.com